EXHIBIT 4.9

                            SHARE PURCHASE AGREEMENT

      THIS SHARE PURCHASE AGREEMENT (this "AGREEMENT") is made as of February 17, 2004 (the "EFFECTIVE DATE"), by and between (i) Tefron Ltd., an Israeli company ("TEFRON" or the "COMPANY"), whose shares are traded on the New York Stock Exchange (the "NYSE"), and (ii) Norfet, Limited Partnership (the "INVESTOR"), an Israeli limited partnership wholly owned by (x) N.D.M.S Ltd. ("NDMS"), an Israeli private company, wholly owned by FIMI Opportunity Fund, L.P. (the "DELAWARE FUND"), a limited partnership formed under the laws of the State of Delaware, (y) FIMI Israel Opportunity Fund, Limited Partnership (the "ISRAELI FUND"), a limited partnership, formed under the laws of the State of Israel, and (z) certain designees and co-investors listed in EXHIBIT A attached hereto (collectively with the Israeli Fund and the Delaware Fund, the "FUND").

      WHEREAS, the Investor desires to invest in the share capital of the Company, by purchasing the Shares (as defined below), upon the terms and subject to the conditions set forth in this Agreement;

      WHEREAS, the Board of Directors of the Company has decided to issue to the Investor 3,529,412 Series A Ordinary Shares of the Company, nominal value NIS
1.00 per share (the "SHARES"), upon the terms and subject to the conditions set forth in this Agreement.

      NOW, THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereto agree as follows:

1.    (a) PURCHASE AND SALE OF SHARES

      Upon the terms and subject to the conditions set forth in this Agreement, the Investor agrees to purchase, and the Company agrees to sell and issue to the Investor, at the Closing (as defined in Section 2.1) the Shares, at a price per share of $4.25 (the "PPS"), and an aggregate purchase price of $15,000,000 (Fifteen Million US Dollars) (the "PURCHASE PRICE").

      (b) PPS ADJUSTMENTS

      Notwithstanding the foregoing, in the event that the Company's earnings before income tax, depreciation and amortization (the "EBITDA") (excluding
      (i) the EBITDA of Alba Health LLC ("ALBAHEALTH") to the extent it exceeds zero, and (ii) any increase in the EBITDA of Alba Waldensian, Inc. ("ALBA"), as a result of the exercise of the Put Option (as defined in Section 2.2(e) below)) for fiscal year 2004 (the "2004 EBITDA"), as set forth in the Company's audited consolidated financial statements for the year ending on December 31, 2004 (the "2004 FINANCIALS"), is less than US$23 million, then the PPS shall be adjusted as follows: (i) if the Company's EBITDA is equal to or lower than US$16 million, then the PPS will be retroactively reduced by US$0.75 (i.e., to US$3.50), and (ii) if the Company's EBITDA is higher than US$16 million but lower than US$23 million, the PPS will be retroactively reduced, as follows:

      PPS= 4.25 - 0.75*[X]

      X=[(23,000,000 -2004 EBITDA)/1,000,000]/7]

      The PPS, as reduced, shall be referred to herein as the "ADJUSTED PPS".

      In the event that the Adjusted PPS is not equal to the PPS, the Company, at its sole discretion, shall either (i) deliver to the Investor, within fourteen (14) business days following the release of the 2004 Financials, a number of additional Ordinary Shares (the "ADDITIONAL SHARES") that is equal to the difference between the number of Shares issued to the Investor at the Closing and the number of Ordinary Shares that would have been issued to the Investor at the Closing had the original PPS been equal to the Adjusted PPS, or (ii) pay the Investor, within ten (10) business days following the release of the 2004 Financials a cash amount equal the difference between the PPS and the Adjusted PPS per each share purchase by the Investor hereunder.

2.    CLOSING OF ISSUE AND PURCHASE

      2.1 THE CLOSING. The parties shall hold the closing (the "CLOSING") at the offices of Naschitz, Brandes & Co., 5 Tuval Street, Tel Aviv, Israel, on the 10th business day following the date on which the General Meeting of Shareholders of the Company approves the transactions contemplated herein (such approval shall be referred to herein as the "TERM PRECEDENT"), or at such other date as the Company and the Investor shall agree (the "CLOSING DATE").

      2.2. TRANSACTIONS AT THE CLOSING. At the Closing, the following transactions shall occur, which transactions shall be deemed to take place simultaneously and no transaction shall be deemed to have been completed or any required document delivered until all such transactions have been completed and all required documents delivered:

            (1) The Investor shall have received from the Company the following documents:

                   (a) True and correct copies of the resolutions of the Company's General Meeting of Shareholders approving the transactions contemplated herein;

                   (b) An opinion of counsel to the Company, substantially in the form of SCHEDULE 2.2 (1)(b) to this Agreement; and

                   (c) A certificate duly executed by an officer of the Company (without personal liability of such officer) dated as of the Closing Date (the "COMPLIANCE CERTIFICATE") in the form attached hereto as SCHEDULE 2.2 (1)(c).

                   (d) Copies of the Required Approvals and Notices (as defined below).


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


                   (e) A written undertaking, duly approved by Alba, addressed to the Company and to the Investor, in which Alba undertakes to exercise the put option (the "PUT OPTION") granted to it by AlbaHealth pursuant to that certain Put Agreement dated September 6, 2003 (the "PUT AGREEMENT"), immediately following September 2004, and as soon as AlbaHealth's total EBITDA in its then last four quarterly financial statements is equal to or higher than US$8 million; PROVIDED, HOWEVER, that Alba shall not be required to exercise the Put Option if, and for as long as, (i) the Company's consolidated debt is equal to, or lower than, US$50 million (of which, not less than US$30 shall be long-term debt), and (ii) neither Alba nor the Company or any of its subsidiaries is in default under any of the financial covenants set forth in the loan agreement(s) to which such entity is a party.

            (2) The Company shall have received from the Investor an opinion of counsel to the Investor, substantially in the form of SCHEDULE 2.2 (2) to this Agreement.

            (3) The Investor shall pay the Purchase Price to the Company by SWIFT wire transfer of immediately available funds to the Company's following bank account: (i) 60% of the Purchase Price should be transferred to Bank Hapoalim B.M., Branch No. 655, Company Account No. 531904, and (ii) the remaining 40% of the Purchase Price shall be transferred to Israel Discount Bank Ltd., Branch No. 10, Company Account No. 72036, and the issuance of the Shares in the name of the Investor shall come into effect.

3.    REPRESENTATIONS AND WARRANTIES OF THE COMPANY

      The Company hereby represents and warrants to the Investor, and acknowledges that the Investor is entering into this Agreement and the SPA (as defined below) in reliance thereon, as follows:

      3.1 ORGANIZATION. The Company is a corporation duly organized and validly existing under the laws of the State of Israel. The Company is duly qualified to conduct its business, and (with respect to those jurisdictions in which the concept of good standing is relevant) is in good standing, in each jurisdiction where the character of its properties owned, operated or leased or the nature of its activities makes such qualification necessary, except for such failures which would not reasonably be likely to have a Material Adverse Effect (as defined below). The Company has the requisite corporate power and authority and the necessary governmental authority, franchise, license or permit to own, operate, lease and otherwise to hold and operate its assets and properties and to carry on its businesses as now being conducted, except for such failures which would not reasonably be likely to have a Material Adverse Effect. SCHEDULE
3.1 attached hereto sets forth each entity in which the Company owns at least 50% of either the voting shares and/or the equity (each of the aforesaid, (a "SUBSIDIARY" and, collectively, the "SUBSIDIARIES") and all other equity or similar interests, or any interest convertible or exchangeable or exercisable for any such equity or similar interest, in any other entities held by the Company or any Subsidiary. As used herein, the term "MATERIAL ADVERSE EFFECT" means any material adverse effect on the business, as now conducted or proposed to be conducted by, the assets, condition (financial or otherwise), liabilities or operations of, the Company and its Subsidiaries taken as a whole.


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


      3.2 ORGANIZATIONAL DOCUMENTS. Set forth in SCHEDULE 3.2 is a complete and correct copy of the Memorandum of Association and the Articles of Association of Tefron, as amended to date. All of such organizational documents are in full force and effect.

      3.3   CAPITALIZATION.

      (a) The registered share capital of the Company immediately prior to the Closing shall be NIS 50,000,000, which registered share capital is divided into
(i) 4,500 Ordinary B Deferred Shares (the "DEFERRED SHARES"), all of which are issued and outstanding, and (ii) 49,995,500 Series A Ordinary Shares, nominal value NIS 1.00 each (the "ORDINARY SHARES"), of which 13,409,566 are issued and outstanding (of which 997,400 shares are currently held by a wholly owned subsidiary of the Company).

In addition, the Company has issued employee and/or consultant options to purchase up to 1,854,323 Ordinary Shares (the "EMPLOYEE OPTIONS") out of a total amount of 2,266,049 Ordinary Shares, covered by the Company's Employee Stock Option Plan ("ESOP"). Prior to the Closing, the Company's General Meeting of Shareholders may approve the grant of additional options to purchase 650,000 Ordinary Shares of the Company to its CEO, Mr. Shiran, in which case, the Company shall increase the number of shares covered by the ESOP by no more than 438,274 (i.e. to 2,704,323 Ordinary Shares). Following such increase and grant, 200,000 Ordinary Shares shall remain reserved for issuance upon the exercise of options to be granted in the future pursuant to the ESOP.

Except for the foregoing and for the transactions contemplated by this Agreement, there are no other shares, convertible or other securities, outstanding warrants, options, or other rights to subscribe for, purchase, or acquire from the Company any securities of the Company, and there are not any contracts or binding commitments providing for the issuance of, or the granting of rights to acquire from the Company, any securities of the Company or under which the Company is, or may become, obligated to issue any of its securities. Without derogating from the above, prior to the Closing, the Company may enter into an agreement with a third party investor(s) (the identity of which must be approved in advance by the Investor), which agreement shall provide for the purchase by such investor(s) of Ordinary Shares of the Company, at a price per Ordinary Share of at least US$4.65, and an aggregate purchase price of up to US$7,000,000. The closing of any such contemplated equity investment shall not take place prior to the Closing.

      (b) Except as set forth in SCHEDULE 3.3, there are no bonds, debentures, notes or other indebtedness issued by the Company or, to the Company's knowledge, granted by third parties that have the right to vote on any matters on which the Company's shareholders may vote.

Except for agreements or other documents set forth in SCHEDULE 3.3, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company's share capital. All of the issued and outstanding share capital of the Company has been duly authorized and validly issued and is fully paid and nonassessable.


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


      (c) All of the Shares issuable in accordance with this Agreement will be, when paid for and issued at the Closing as provided in this Agreement, duly authorized, validly issued, fully paid and nonassessable, shall not be subject to call, forfeiture or preemptive rights, and shall be delivered free and clear of all Encumbrances. The term "ENCUMBRANCE" means and includes any interest or equity of any person (including any right to acquire, option, or right of preemption) or any mortgage, charge, pledge, lien, or assignment, or any other encumbrance or security interest over or in the relevant property.

      3.4 AUTHORITY. Subject to the fulfillment of the Term Precedent (as defined in Section 2.1 above), the Company has the necessary corporate power and authority to enter into this Agreement and each of the other agreements, certificates or other instruments required to be delivered hereunder by the Company at or prior to Closing (the "TEFRON TRANSACTION DOCUMENTS") and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and each of the other Tefron Transaction Documents by the Company and the consummation by the Company of the transactions contemplated hereby and thereby shall have been, at the Closing Date, duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company (other than the Term Precedent) shall be necessary to authorize this Agreement and each of the other Tefron Transaction Documents or to consummate the transactions contemplated hereby and thereby. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the Investor, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors' rights generally and by the application of general principles of equity. Each of the other Tefron Transaction Documents, when executed and delivered by the Company, shall have been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties thereto, shall constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors' rights generally and by the application of general principles of equity.

3.5 NO CONFLICT; REQUIRED FILINGS AND CONSENTS.

      (a) The execution and delivery of this Agreement by the Company do not, and the execution and delivery by the Company of each of the other Tefron Transaction Documents and the performance by the Company of its obligations under this Agreement and each of the other Tefron Transaction Documents, will not, with or without the giving of notice or the lapse of time or both, (i) conflict with or violate the organizational documents of the Company or any of its Subsidiaries, (ii) subject to obtaining the Required Approvals and Notices (as defined below), conflict with or violate any law, statute, ordinance, rule, regulation, order, judgment or decree applicable to the Company or any Tefron Subsidiary or by which any of their respective properties or assets is bound or affected, or (iii) except as set forth in SCHEDULE 3.5, result in any breach of or constitute a default under, or give to others any rights of termination, amendment, acceleration or cancellation of any material agreement to which the Company or any of its Subsidiaries is a party, or result in the creation of any Encumbrance on the properties or assets of the Company pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company is a party or by which the Company is bound.


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


      (b) The execution and delivery of this Agreement by the Company do not, and the execution and delivery of each of the other Tefron Transaction Documents and the performance of this Agreement and each of the other Tefron Transaction Documents by the Company, will not, require any consent, approval, authorization or permit of or filing with or notification to, any Governmental Entity (as defined below), by or with respect to the Company, except (i) for applicable requirements, if any, of the consents, approvals, authorizations, permits or notification described in SCHEDULE 3.5 (the "REQUIRED APPROVALS AND NOTICES"), and (ii) where failure to obtain the required consents, approvals, authorizations or permits, or to make such filings or notifications, (A) would not prevent or delay consummation of any of the transactions contemplated by this Agreement or any other Tefron Transaction Document in any material respect, or otherwise prevent the Company from performing its obligations under this Agreement or any other Tefron Transaction Document in any material respect, and
(B) would not reasonably be likely to have a Material Adverse Effect. As used herein the term "GOVERNMENTAL ENTITY" means any Israeli or U.S. entity exercising executive, legislative, judicial, regulatory or administrative function of or pertaining to government.

      3.6   SEC FILINGS; FINANCIAL STATEMENTS.

      (a) The Company has filed all forms, reports, statements and other documents required to be filed with the Securities and Exchange Commission ("SEC") for the two years preceding the date hereof and has heretofore delivered to counsel for the Investor, in the form filed with the SEC during such period, together with any amendments thereto, all (i) Annual Reports on Form 20-F, and
(ii) all proxy statements relating to meetings of shareholders (whether annual or special) (collectively, the "TEFRON SEC REPORTS"). In addition, it has published as a press release the financial statements for the first three quarters of 2003, which have been previously delivered to counsel for the Investor (the "2003 FINANCIALS"). Except as set forth in the letter issued by the SEC on February 11, 2004, attached hereto as SCHEDULE 3.6(A), as of their respective filing or publication dates, the Tefron SEC Reports complied as to form in all material respects with the requirements of the United States Securities Exchange Act of 1934 (the "EXCHANGE ACT") and the United States Securities Act of 1933, as amended (the "SECURITIES ACT") applicable to the Company. The Tefron SEC Reports and the 2003 Financials did not at the time they were filed or published, respectively, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

      (b) The audited consolidated financial statements of the Company included in the Tefron SEC Reports comply as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as in effect at the time of filing. The financial statements, including all related notes and schedules, contained in the Tefron SEC Reports (or incorporated by reference therein) and in the 2003 Financials present fairly in all material respects the consolidated financial position of the Company and its Subsidiaries as at the respective dates thereof and the consolidated results of operations and cash flows of the Company and its Subsidiaries for the periods indicated, in accordance with United States generally accepted accounting principles (GAAP).


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


      3.7   OPERATIONS IN THE ORDINARY COURSE. Except as set forth in SCHEDULE
3.7 attached hereto or otherwise disclosed in the Tefron SEC Reports or the 2003 Financials, between September 30, 2003 and the date of this Agreement, the Company has operated its business in the usual and ordinary course consistent with past practices and there has been no event which resulted or is likely to result in a Material Adverse Effect.

      3.8 LITIGATION. Except as set forth in SCHEDULE 3.8 attached hereto, there are no claims, actions or proceedings pending or, to the Company's knowledge, threatened against the Company or any of its Subsidiaries, any of their respective properties (or any of their respective officers or directors, in such capacity) before any court, arbitral, mediation or regulatory authority or body, domestic or foreign, that individually or in the aggregate (i) would reasonably be likely to, or if adversely decided may be expected to, have a Material Adverse Effect, or (ii) challenge or seek to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

      3.9 LICENSES AND PERMITS; COMPLIANCE WITH LAWS. Except with respect to the Company's non compliance with the minimum shareholders' equity and the minimum market capitalization requirements of the NYSE, which non-compliance with respect to the shareholders' equity shall be, and with respect to the minimum market capitalization requirement, is reasonably expected to be, rectified by and upon the consummation of the transactions contemplated herein, to the Company's knowledge, the Company does not lack permits, licenses, authorizations or approvals necessary to conduct its business, and is not in material violation of Applicable Law or any permits, licenses, authorizations and approvals that have been obtained by it, which the failure to obtain or such violation, as applicable, would reasonably be likely to have a Material Adverse Effect. As used herein, the term "APPLICABLE LAW" means any provision of any statute, law, ordinance, rule, regulation, governmental decree, order, concession, grant, permit or license, or other governmental authorization or approval applicable to the Company.

      3.10  INTELLECTUAL PROPERTY.

      (a) Except as set forth in SCHEDULE 3.10(A) attached hereto, the Company has no knowledge of any material infringement by the Company of any intellectual property right or other proprietary right of any third party, and no such infringement shall result in any way from the signing and execution of this Agreement or any of the other Tefron Transaction Documents or the consummation of any or all of the transactions contemplated hereby and thereby, and no claim has been made by any third party based upon an allegation of any such infringement;


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


      (b) The Company takes commercially reasonable effort to ensure that all officers, employees and consultants of the Company and its Subsidiaries shall be under an obligation regarding the protection of proprietary information and the assignment to such entity of any intellectual property arising from services performed for such employer by such persons, all in a manner satisfactory to the Company, except when, having regard to the nature and function of the tasks performed by the officer, employee, or consultants, failure to be bound by such an obligation would not be reasonably anticipated to have, individually or in the aggregate, a Material Adverse Effect.

      (c) The Company takes commercially reasonable effort to ensure that all use, disclosure or appropriation of Confidential Information (as defined in Section 5.2 below) owned by the Company or any of its Subsidiaries by or to a third party shall be subject to the terms of a confidentiality obligation taken by, or imposed on, such third party, towards the Company or such Subsidiary, all in a manner satisfactory to the Company.

      (d) Except as set forth in Schedule 3.10(d) attached hereto, no claim has been made by any third party that the use, disclosure or appropriation of Confidential Information not owned by the Company or any Subsidiary has been in material violation of the terms of a written agreement between the Company or such Subsidiary and the owner of such Confidential Information, or is otherwise materially unlawful.

      3.11 MATERIAL AGREEMENTS. Except as set forth in SCHEDULE 3.11, the Company has delivered to the Investor a true and full copy of each of the material agreements to which the Company or any of its Subsidiaries is a party (including the agreements referred to in the Company's filings) (the "MATERIAL AGREEMENTS"). Such Material Agreements are valid and in full force and effect on the date hereof, and, except as set forth in Schedule 3.11 attached hereto, neither the Company nor, to the Company's knowledge, any other party, has violated any provision thereof, or committed or failed to perform any act which with or without notice, lapse of time or both would constitute a default under the provisions of, any Material Agreement except for violations or defaults which would not reasonably be likely to have a Material Adverse Effect. The enforceability of any Material Agreement will not be affected in any manner by, the existence of this Agreement and the Tefron Transaction Documents, or the consummation of the transactions contemplated hereunder or thereunder.

      3.12  EMPLOYEES.

      (a) The Company has delivered to the Investor full and complete copies of all employment agreements or management and consulting agreements currently in force for each of the three most highly paid individuals employed or hired by the Company or any of its Subsidiaries.

      (b) The Company has delivered to the Investor the form of contracts under which substantially all the officers, employees and consultants of the Company and its Subsidiaries at the date hereof are engaged, which include provisions relating to non-disclosure and non-competition.

      3.13 LABOR RELATIONS. Other than as set forth in SCHEDULE 3.13 hereto, there is not now or has been threatened any material labor dispute, strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to the employees of the Company, taken as a group, or any officer or key employee of the Company.


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      3.14  ENVIRONMENTAL MATTERS. To the Company's knowledge, it is in material compliance with all applicable environmental laws and regulations
("ENVIRONMENTAL LAWS") in effect on the date hereof, and there are no facts involving the storage, treatment, release, emission, discharge, disposal or arrangement for disposal of any hazardous materials by the Company or relating to its premises that are in violation of Environmental Laws, except where the failure to comply would not reasonably be likely to have a Material Adverse Effect.

      3.15 TAXATION. Except as set forth in SCHEDULE 3.15 attached hereto, the financial statements contained in the Tefron SEC Reports make adequate provisions for taxation for which the Company was then liable or accountable, to the extent required under United States GAAP (including, without limitation, with respect to any tax liability relating to the Alba's transactions with Alba Health, and the Company has promptly paid or provided in its books of account for all such taxation liability.

      3.16 INSURANCE. The Company has acquired the insurance policies as set forth in SCHEDULE 3.16 hereto, which, based on the opinion of its insurance advisors, are adequate to cover the Company's risks.

      3.17 BROKERS. No person or firm has, or will have, as a result of any act or omission by the Company or anyone acting on behalf of the Company, any right, interest or valid claim against the Company or the Investor for any commission, fee or other compensation as a finder or broker or in any similar capacity with respect to the transactions contemplated under this Agreement.

      3.18 REPRESENTATIONS COMPLETE. None of the representations or warranties made by the Company herein or in any Schedule or Exhibit hereto or any of Tefron Transaction Documents furnished by the Company pursuant to this Agreement contain or will contain at the Closing Date any untrue statement of a material fact, or omit or will omit at the Closing Date to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which they were made, not misleading.

      4.    REPRESENTATIONS AND WARRANTIES OF THE INVESTOR

The Investor hereby represents and warrants to the Company, and acknowledges that the Company is entering into this Agreement in reliance thereon, as follows:

      4.1 This Agreement, when executed and delivered by the Investor, constitutes a valid, binding, and enforceable obligation of the Investor.

      4.2 The Investor is an entity duly organized, and validly existing under the laws of the State of Israel, and has all requisite power and authority to carry out the transactions contemplated hereby, and the execution, delivery, and performance of the obligations of the Investor hereunder have been duly authorized by all necessary corporate action.


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      4.3   The Investor acknowledges its understanding that the offering and sale of the Shares is intended to be exempt from registration under the Securities Act by virtue of Section 4(2) of the Securities Act and the provisions of Regulation D thereunder. The Investor is a special purpose vehicle formed by the Fund for the purpose of effecting the transactions contemplated herein. NDMS, the general partner of the Investor, is wholly owned by the Delaware Fund. NDMS has full and exclusive power to take any and all actions of behalf of the Investor and to exercise all rights of the Investor with respect to its interests in the Company.

FIMI 2001 Ltd., the Managing General Partner of the Israeli Fund and the Delaware Fund has full and exclusive power to take any and all actions on behalf of NDMS.

The Investor represents and warrants that each of the entities comprising the Fund, and each of the other persons whose name is set forth in Schedule A, is an "Accredited Investor", as that term is defined under Regulation D, and that such entity is a sophisticated investor that has experience in business and financial matters and is capable of evaluating the merits and risks relevant to the Company and to the transaction contemplated by this Agreement.

The Investor is able to bear the economic risk of an investment in the Shares. The Investor is acquiring the Shares for its own account for investment purposes only and not with a view to or for distributing or reselling the Shares.

      4.4 Without derogating from the representations and warranties set forth in Section 3 above, the Investor has conducted a due diligence review of the Company, has been given access to information regarding the Company, including the Company's SEC filings listed in SCHEDULE 4.4. attached hereto, and has utilized that access to its satisfaction, in order to receive all such information as it considered necessary, required and advisable for deciding whether and under which terms to purchase the Shares, and has had the opportunity to ask such questions as it has deemed necessary and to receive answers from representatives of the Company regarding the terms of the offering of the Shares and the business of the Company. The Investor acknowledges that in making its decision to enter into this transaction, it has not relied on any information other than the representations and warranties set forth in this Agreement and public information filed with the NYSE.

      4.5 The Investor understands, acknowledges and agrees that the Shares have not been registered under the securities laws of any jurisdiction, and may not be transferred without such registration or an exemption therefrom. Until registered under the Securities Act or otherwise permitted under the Securities Act, all certificates evidencing any of the Shares shall bear a legend, prominently stamped or printed thereon, reading substantially as follows:

      "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "SECURITIES ACT") or applicable State securities laws. These securities have been acquired for investment and not with a view to distribution or resale, and may not be sold or otherwise transferred without an effective registration statement for such securities under the Securities Act and applicable State securities laws, or the availability of an exemption from the registration provisions of the Securities Act and applicable State securities laws".

      4.6 The execution and delivery of this Agreement and the consummation of the transactions herein contemplated will not (i) result in any conflict with, breach of, or default (or give rise to any right of termination, cancellation or acceleration or the loss of any benefit) under any of the terms, conditions or provisions of the Investor's organizational documents or of any material agreement, permit or other instrument or obligation to which the Investor is a party or is bound, or (ii) violate any law or regulation, or any order, injunction, or judgment of any court or any governmental bureau or agency, domestic or foreign applicable to the Investor. No consent or approval by any governmental authority or any third party is required in connection with the execution by the Investor of this Agreement or the consummation by the Investor of the transactions contemplated hereby except for such actions, consents or approvals as have been obtained prior to the execution of this Agreement.

      4.7 NO FINDERS FEE. No person or firm has, or will have, as a result of any act or omission by the Investor or anyone acting on its behalf, any right, interest or valid claim against the Company for any commission, fee or other compensation as a finder or broker or in any similar capacity, with respect to any of the transactions contemplated under this Agreement.

      4.8 Nothing set forth in this Section 4 shall be deemed to detract from or otherwise prejudice the Investor's reliance on the Company's representations and warranties set forth in Section 3 above.

5.    CONFIDENTIALITY.

      5.1 The Investor agrees that any Confidential Information (defined below) obtained pursuant to this Agreement, or provided to the Investor prior to the Closing, will not be disclosed or used by the Investor, the Fund or any of their representatives without the prior written consent of the Company.

      5.2 For the purposes of this Section 5 and Section 3.10 above, Confidential Information shall mean all information, including, but not limited to, financial information, business plans, budgets, customer lists, computer software, source codes, plans, drawings, technical specifications, patents, copyrights, and other intellectual property rights, in any form (paper, disk, or other), relating to the Company or its business . However, Confidential Information shall not include information which, as demonstrated by documentary evidence: (a) was in the Investor's possession prior to its disclosure; (b) is or becomes available to the public through no fault of the Investor; (c) was disclosed to the public by operation of law; or (d) is rightfully received by the Investor from a third party without a duty of confidentiality.

      5.3 The Investor acknowledges and agrees that in the event of any breach of this Section 5, the Company would be irreparably and immediately harmed and monetary damages would be inadequate compensation. It is, therefore, agreed that the Company, in addition to any other remedy to which it may be entitled by law or in equity, shall be entitled to an injunction or injunctions to prevent breaches of this Section 5 and to compel specific performance of this Section 5, without the need for proof of actual damages.

6.    CONDITIONS TO CLOSING

      6.1 CONDITIONS PRECEDENT TO THE OBLIGATION OF THE INVESTOR TO CLOSE. The obligation hereunder of the Investor to purchase the Shares and pay the Purchase Price is subject to the Term Precedent being complied with within 120 days following the date hereof, and the fulfillment at or before the Closing of the following conditions precedent, any one or more of which may be waived in writing, in whole or in part, by the Investor, which waiver shall be at the sole discretion of the Investor.

      (a) ACCURACY OF THE COMPANY'S REPRESENTATIONS AND WARRANTIES. Each of the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects as of the date when made and, except for such changes as are attributable to the Company's ordinary course of business and do not, in the aggregate, have a material adverse effect on its business or prospects, as of the Closing, as though made at that time.

      (b) PERFORMANCE BY THE COMPANY. The Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Company at or prior to the Closing.

      (c) ALL DELIVERABLES READY. All documents and other items to be delivered to the Investor at the Closing as specified in Section 2.2(b) above, shall be duly executed, ready for delivery to the Investor.

      (d) HOLDINGS OF CONTROLLING SHAREHOLDERS. Immediately prior to the Closing, Arwol Holdings Ltd. ("ARWOL") and Macpell Industries Ltd. ("MACPELL") shall, collectively, hold more than 50% of the Company's Ordinary Shares (excluding shares held by the Company's subsidiary).

      (e) CONCURRENT PURCHASE OF SHARES FROM CERTAIN SHAREHOLDERS. The conditions to the closing (the "CONCURRENT CLOSING") of the Investor's purchase of an aggregate of 1,365,000 Series A Ordinary Shares of the Company from the Company's shareholders, Arwol and/or Macpell, pursuant to that certain Agreement (the "SPA"), dated as of the date hereof, shall have been satisfied and the transaction shall consummate concurrently with the Closing.

      (f) MANAGEMENT FEE. The General Meeting of Shareholders of the Company shall have approved (i) the payment to the Investor of management fees (the "MANAGEMENT FEE") in an aggregate amount of (i) US$172,000 plus Value Added Tax per annumuntil the Company's first Annual General Meeting of Shareholders in calendar year 2005, and (ii) US$120,000 plus Value Added Tax per annum, as of such meeting, which Management Fee shall cover non-exclusive strategic guidance and consulting services. Such services shall be provided on an as needed basis, as determined by Company and the Investor from time to time, and (ii) the amendment of the Consulting Agreement (as defined below) by providing that as of the date on which Arie Wolfson ceases to serve as Chairman of the Company's Board of Directors and for so long as Wolfson continues to provide consulting services to the Company, the annual amounts payable pursuant to the Consulting Agreement shall be reduced from US$253,800 to US$120,000, in each case supplemented by VAT.

      (g) REMUNERATION TO DIRECTORS. The Company's Board of Directors shall have resolved, effective as of the Closing, to cease any and all payments or other remuneration (including grant of stock options) to any of its directors (other than its independent directors) with respect to their service as directors, excluding, for the avoidance of doubt, (i) payment to New York Delight Ltd., a company beneficially owned by Arie Wolfson, or any other party designated by Wolfson, for services provided by Wolfson as Chairman of the Company's Board of Directors pursuant to that certain consulting agreement (the "CONSULTING AGREEMENT") between the Company, Arie Wolfson and New York Delight Ltd., dated August 5th, 2002, and (ii) any amounts due to the Company's directors with respect to the period terminating on and as of the Closing Date.

      (h) DEBT RESTRUCTURING ARRANGEMENT. The Company shall have executed debt restructuring agreements with all its creditor banking institutions, which agreements shall include, among other things, terms that are not less favorable than the principles set forth in the Company's letter to such banking institutions, attached as SCHEDULE 6.1(H) hereto.

      (i) SHAREHOLDERS' EQUITY AND MARKET CAPITALIZATION ON THE CLOSING DATE. The Company's average closing price of the Company's shares on NYSE over the consecutive 30 trading-days immediately preceding the Closing shall not be less than US$3.14. In the event that the condition set forth in this sub-section (i) is not met, the Investor may elect to postpone the Closing by up to 60 days in which case, the Closing will take place upon the termination of such period provided that on such date, this closing condition is met. Notwithstanding the above, (i) in the event that the Investor elects to postpone the Closing in accordance with the provisions contained herein, the Company shall have the right to inform the Investor that it no longer wishes to go through with the contemplated investment and, accordingly, this agreement shall become null and void, and (ii) in the event that during such 60 day period, the average closing price of the Company's shares on the NYSE over any consecutive 30 trading-days is higher than US$3.14, then this closing condition shall be deemed to have been met and the parties shall be required to close the investment contemplated herein by no later than 10 business days following the date on which the Company informs the Investor in writing that such condition has been met.

      (j) SECURING OF FINANCING BY THE INVESTOR. The Investor shall have received financing (the "FINANCING") from Bank Hapoalim B.M and Israel Discount Bank Ltd., in the amount and upon terms and conditions not less favorable to the Investor than those set forth in the drafts of the bank loan documents dated February 16, 2004.

6.2. CONDITIONS PRECEDENT TO THE OBLIGATION OF THE COMPANY TO CLOSE. The obligation hereunder of the Company to issue and sell the Shares to the Investor is subject to the Term Precedent having been complied with within 120 days following the date hereof, and the fulfillment at or before the Closing of the following conditions precedent, any one or more of which may be waived in writing, in whole or in part, by the Company, which waiver shall be at the sole discretion of the Company.

            (a) ACCURACY OF THE INVESTOR REPRESENTATIONS AND WARRANTIES. Each of the representations and warranties of the Investor shall be true and correct in all material respects as of the date when made and as of the Closing, as though made at that time.

            (b) PERFORMANCE BY THE INVESTOR. The Investor shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Investor at or prior to the Closing.

      6.3. For the avoidance of doubt, in the event that the Term Precedent is not complied with within 120 days, this Agreement shall become null and void and the parties will not have any claims against each other.

7.    REGISTRATION RIGHTS.

At the Closing, the Company and the Investor shall enter into a Registration Rights Agreement in the form attached hereto as SCHEDULE 7.

8.    POST CLOSING COVENANTS AND UNDERTAKINGS.

8.1. (a) INVESTOR ADDITIONAL PAYMENT UNDERTAKING. In the event that during the three year period commencing at the Closing Date the Investor shall sell, for cash or publicly traded securities (excluding publicly traded securities that are received in connection with a merger or reorganization of the Company), at least 20% of the total number of the Company's Ordinary Shares it had purchased at the Closing and at the Concurrent Closing, at an average price per Share (adjusted for share combinations and splits) which, together with the total amount of dividends which had been distributed to the Investor with respect to each such share prior to the date it was sold, is equal to or higher than US$9.22 (the "SALE THRESHOLD"), then, on the third anniversary of the Closing the Investor shall pay the Company an amount equal to the excess of such average price per share over the Sale Threshold, but in any event not exceeding US$0.75, per each Share so sold by the Investor.

      (b) The provisions of Section 8.1(a) above shall also apply to the Investors' aggregate sales during the four year period commencing on the Closing Date; provided, however, that in such case the Sale Threshold shall be US$11.6 instead of US$9.22.

8.2.  COMPANY UNDERTAKINGS.

(a) The Company shall not be entitled to exercise any right granted or which may be granted to it to cause Southbridge Capital Markets LLC (or any of its affiliated entities) to purchase any of the Company's Ordinary Shares, without having obtained the prior written consent of the Investor; provided, however, that the consent of the Investor shall not be required if such sale is at a price per Ordinary Share of at least US$4.6 or is required so that the Company would comply with the covenants relating to shareholders' equity under the Company's loan agreements or with the listing requirements of the NYSE. Notwithstanding the foregoing, the Investor's consent must be obtained if following any issuance of Ordinary Shares, Southbridge Capital Markets LLC (or any of its affiliated entities) would have purchased (together with all prior purchases) an aggregate of 12% or more of the issued and outstanding share capital of the Company.

(b) For so long as Article V of the SPA remains in effect, any amendment to any agreement or arrangement between the Company and Arwol and/or Macpell and/or Arie Wolfson in effect as of the Closing (all of which agreements and arrangements are listed in SCHEDULE 8.2(B) attached hereto) or the adoption of any new agreement or arrangement between the Company and Arwol and/or Macpell and/or Arie Wolfson shall require the Investor's prior written approval. Similarly, as of the Closing, any amendment of the Investor's Management Fee arrangement or the adoption of any new agreement or arrangement between the Company and the Investor shall require Macpell's and Arwol's prior written approval.

9.    SURVIVAL OF REPRESENTATIONS AND WARRANTIES.

All representations and warranties made by any party in this Agreement shall survive the Closing and be in effect until 60 days following the filing of Form 20-F with respect to calendar year 2004, on which date they shall expire and be of no further force or effect; provided, however, that the representations set forth in Section 3.15 (Taxation) shall be in effect until the earlier of (i) the date on which the tax authorities issue final tax assessments for calendar year 2003, and (ii) the expiration of the statute of limitations with respect to such assessments.

10.   MISCELLANEOUS.

      10.1 FURTHER ASSURANCES. Each of the parties hereto shall perform such further acts and execute such further documents as may reasonably be necessary to carry out and give full effect to the provisions of this Agreement and the intentions of the parties as reflected thereby.

      10.2 GOVERNING LAW; DISPUTE RESOLUTION. This Agreement shall be governed by and construed according to the laws of the State of Israel, without regard to the conflict of laws provision thereof; provided, however, that all provisions relating to the registration of the Shares on the NYSE and/or with the SEC shall be interpreted in accordance with United States federal securities laws. Any claim arising under or in connection with this Agreement shall be resolved exclusively in the appropriate court in Tel-Aviv, Israel. Each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts and waives and agrees not to assert any objection to the jurisdiction or convenience thereof.

      10.3  SUCCESSORS AND ASSIGNS; ASSIGNMENT.

Except as otherwise expressly stated to the contrary herein, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns under law ("HA'AVARA AL PI DIN"), heirs, executors, and administrators of the parties.

Except as otherwise expressly stated to the contrary herein, each of the parties hereto shall not assign or transfer any of its rights or obligations hereunder absent the consent of the other party, which consent shall not be unreasonably withheld.

      10.4  ENTIRE AGREEMENT; AMENDMENT AND WAIVER.

This Agreement and the Exhibits and Schedules hereto constitute the full and entire understanding and agreement between the parties with regard to the subject matters hereof and thereof. All prior understandings and agreements among the parties (or anyone on their behalf) are void and of no further effect. Any term of this Agreement may be amended, waived, or discharged (either prospectively or retroactively, and either generally or in a particular instance), by a written instrument signed by all the parties to this Agreement.

      10.5 NOTICES, ETC. All notices and other communications required or permitted hereunder to be given to a party to this Agreement shall be in writing and shall be telecopied or mailed by registered or certified mail, postage prepaid, or otherwise delivered by hand or by messenger, addressed to such party's address as set forth below or at such other address in Israel as the party shall have furnished to each other party in writing in accordance with this provision:

If to the Investor:
c/o FIMI 2001 Ltd.
"Rubinstein House"
37 Petach Tikva Road
Tel: 03-5652244
Fax: 03-5652245

With a copy to:
Sharon Amir, Adv.
Naschitz, Brandes & Co.
5 Tuval Street
Tel-Aviv 67897, Israel
Facsimile:  +972-3-623-5021

If to the Company:
Tefron Ltd.
28 Chida Street
Bnei Brak 51371, Israel
Facsimile: + 972-3-579-8715

With a copy to:
Dror Brandwein, Adv.
Meitar, Liquornik, Geva & Leshem Brandwein.
16 Abba Hillel Silver,
Ramat Gan
Israel
Facsimile:  +972-3-6103111

All such notices shall be deemed to have been duly given to the addressee thereof (i) if hand delivered, on the day of delivery, (ii) if given by facsimile transmission, on the business day on which such transmission is sent and confirmed, (iii) if mailed by registered mail, return receipt requested, five business days following the date it was mailed, to such party's address.

      10.6 DELAYS OR OMISSIONS. No delay or omission to exercise any right, power, or remedy accruing to any party upon any breach or default under this Agreement, shall be deemed a waiver of any other breach or default therefore or thereafter occurring. Any waiver, permit, consent, or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement, or by law, or otherwise afforded to any of the parties, shall be cumulative and not alternative.

      10.7 SEVERABILITY. If any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable under applicable law, then such provision shall be excluded from this Agreement and the remainder of this Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms; provided, however, that in such event this Agreement shall be interpreted so as to give effect, to the greatest extent consistent with and permitted by applicable law, to the meaning and intention of the excluded provision as determined by such court of competent jurisdiction.

      10.8 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original and enforceable against the parties actually executing such counterpart, and all of which together shall constitute one and the same instrument.

      10.9 HEADING, PREAMBLE, AND EXHIBITS. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. The Preamble, Schedules and Exhibits are an integral and inseparable part of this Agreement.

      10.10 EXPENSES. Each party hereto shall pay its own expenses in connection with the negotiation and preparation of this Agreement and the related agreements and the consummation of the transactions contemplated hereby and thereby, except that if the Closing is effected the Company shall pay the Investor's fees of professional advisors for performing legal due diligence and preparing this Agreement in an amount not to exceed $66,000 plus applicable Value Added Tax. Any stamp duty payable in connection with the issue of the Shares will be borne by the Company.

      10.11 LIMITATIONS ON RIGHTS OF THIRD PARTIES. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any person, other than the Company and the Investor, any rights or remedies under this Agreement.

     10.12 HEITER ISKA. Wherever this Agreement, or any other future agreement between the parties hereto, refers to loans and/or interest rates, such agreements will be subject to Heiter Iska, under the customary terms used for that purpose in Israeli banks.

         [THE REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF the parties have signed this Agreement as of the date first hereinabove set forth.



Tefron Ltd.                                         Norfet, Limited Partnership

By: /s/ Arie Wolfson / /s/ Yosef Shiran             By:  /s/ Ishay Davidi
    -----------------------------------                  ---------------------
Name:  Arie Wolfson / Yosef Shiran                   Name: Ishay Davidi
       ---------------------------                         -------------------
Title: Chairman of the Board / CEO                  Title
       ---------------------------                        --------------------

SCHEDULE 2.2.(1)(c)


Date: [             ], 2004

To: Norfet, Limited Partnership (the "INVESTOR")

Pursuant to Section 2.2.1(c) of that certain Share Purchase Agreement between the Investor and Tefron Ltd. (the "COMPANY") dated as of February 17, 2004 (the
"AGREEMENT") I, [       ], without personal liability, hereby certify that as of
the date hereof (and except only as set forth in the amended disclosure schedule, attached hereto as EXHIBIT A):

1. The representations and warranties made by the Company in Section 2 of the Agreement (and all schedules and exhibits attached thereto), are true and correct in all material respects as if made on the date hereof.

2     The Company has obtained all Required Approvals and Notices to be obtained by it pursuant to the Agreement prior to or upon Closing, in connection with the transactions contemplated by the Agreement and all such consents are in full force and effect.

All capitalized terms shall have the respective meanings attributed to them in Agreement.

Very truly yours,

_______________________________

                                                                      SCHEDULE 7


                                   TEFRON LTD.

                          REGISTRATION RIGHTS AGREEMENT

                                    __, 2004

                          REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT is made as of the __ day of ____, 2004, by and among Tefron Ltd., an Israeli company (the "COMPANY"), and Macpell Industries Ltd., Arwol Holdings Ltd. and Norfet, Limited Partnership (each, a "PRINCIPAL SHAREHOLDER" and collectively, the "PRINCIPAL SHAREHOLDERS").

RECITALS

WHEREAS, in order to allow the Company's principal shareholders to register their shares in the Company in the future in the manner and at the times set forth in this Agreement, the Principal Shareholders and the Company hereby agree that this Agreement shall govern the rights of the Principal Shareholders to cause the Company to register Ordinary Shares of the Company held now or in the future by the Principal Shareholders.

NOW, THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS:

1.    DEFINITIONS
      For purposes of this Agreement:

      (a) The term "ACT" means the Securities Act of 1933, as amended.

      (b) The term "FORM F-3" means such form under the Act as in effect on the date hereof or any registration form under the Act subsequently adopted by the SEC that permits inclusion or incorporation of substantial information by reference to other documents filed by the Company with the SEC.

      (c) The term "HOLDER" means any person owning or having the right to acquire Registrable Securities or any assignee thereof in accordance with
Section 12 hereof.

      (d) The term "1934 ACT" shall mean the Securities Exchange Act of 1934, as amended.

      (e) The term "REGISTER," "REGISTERED" and "REGISTRATION" refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Act, and the declaration or ordering of effectiveness of such registration statement or document.

      (f) The term "REGISTRABLE SECURITIES" means: (i) any Ordinary Shares of the Company held now or in the future by a Principal Shareholder and (ii) any Ordinary Shares of the Company issuable upon exercise of any warrant, option or other right of a Principal Shareholder, excluding, however, any Registrable Securities sold by a person in a transaction in which such person's rights under this Agreement are not assigned.

      (g) The number of shares of "REGISTRABLE SECURITIES THEN OUTSTANDING" shall mean the number of shares of Ordinary Shares that are Registrable Securities and (i) are then issued and outstanding or (ii) are then issuable pursuant to the exercise or conversion of then outstanding and then exercisable options, warrants or convertible securities.

      (h) The term "SEC" shall mean the United States Securities and Exchange Commission.

2.    DEMAND REGISTRATION

      2.1 If the Company shall receive at any time at least six months from the date hereof, a written request from one or more Holders holding in the aggregate at least 25% of the total Registrable Securities as of the time of the request to register under the Act, a minimum of five percent (5%) of the share capital of the Company then outstanding but not less than 500,000 Ordinary Shares of the Company, the Company shall:

      (a) within twenty (20) days of the receipt thereof, give written notice of such request to all Holders; and

      (b) use its reasonable efforts to effect as soon as practicable, the registration under the Act of all Registrable Securities that the Holders request to be registered as soon as reasonably practicable so as to permit the sale thereof and in connection therewith shall prepare and file a registration statement on Form F-3, subject to the limitations of subsection 2.2 hereof.

      The written request referred to in this Section 2.1 shall (i) specify the number of Registrable Securities intended to be offered and sold, (ii) express the present intent of the Holder or Holders to offer or cause the offering of such shares for distribution, (iii) describe the nature and method of the proposed offer and sale thereof, and (iv) contain an undertaking of the Holder or Holders to provide all such information and materials and take all such action as may be required in order to permit the Company to comply with all applicable requirements of the SEC.

      2.2 If the Holders initiating the registration request hereunder (the "INITIATING HOLDERS") intend to distribute the Registrable Securities covered by their request by means of an underwriting, the underwriter will be selected by the Company and shall be reasonably acceptable to Initiating Holders holding a majority of the Registrable Securities to be registered. In such event, the right of any Holder to include such Holder's Registrable Securities in such registration shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting (unless otherwise mutually agreed by Initiating Holders holding a majority of the Registrable Securities to be registered and such Holder) to the extent provided herein. All Holders proposing to distribute their securities through such underwriting and the Company shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting. Notwithstanding any other provision of this Section 2.2, if the underwriter advises the Initiating Holders in writing that marketing factors require a limitation of the number of shares to be underwritten, then the Initiating Holders shall so advise all Holders of Registrable Securities that would otherwise be underwritten pursuant hereto, and the number of shares of Registrable Securities that may be included in the underwriting shall be allocated among all Holders thereof, including the Initiating Holders, on a pro rata basis based upon the total number of Registrable Securities then held by each such Holder.

      2.3 Notwithstanding the foregoing, if the Company shall furnish to Holders requesting a registration statement pursuant to this Section 2, a certificate signed by an authorized officer of the Company of the Company stating that filing a registration statement in the good faith judgment of the Board of Directors of the Company (i) would have a material adverse effect on the Company or its shareholders, (2) would require disclosure of material information that the Company has a valid business purpose of retaining as confidential or (3) would interfere with a registration statement of the Company contemplated to be filed or filed with the SEC or declared effective by the SEC, the Company shall have the right to defer taking action with respect to such filing for a period not to exceed one hundred and eighty (180) days after receipt of the request of the Initiating Holders; PROVIDED, HOWEVER, that the Company may not utilize this right more than once in any twelve-month period.

      2.4 In addition, the Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to this Section 2:

      (a) after the Company has effected three (3) registrations pursuant to this Section 2 and such registrations have been declared or ordered effective;

      (b) within six (6) months after any other registration by the Company under the Act;

      (c) if the Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an aggregate price to the public (net of any underwriters' discounts or commissions) of less than $1,000,000; or

      (d) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

2A.   F-3 REGISTRATION

         2A.1 In any case that the Company shall receive from any Holder a written request or requests at least six months from the date hereof that the Company effect a registration on Form F-3 and any related qualification or compliance with respect to Registrable Securities where the aggregate net proceeds from the sale of such Holders' Registrable Securities equal to at least three million United States Dollars ($3,000,000), the Company shall promptly give notice to the other Holders of such request, at least sixty (60) days prior to the filing of the registration statement in connection with such registration. Upon the written request of any other Holder given within twenty
(20) days after mailing of such notice by the Company in accordance with Section 15.5, the Company shall include in such registration (subject to the provisions of this Section 2A) all of the Registrable Securities indicated in the request of the Holders. The Company shall then use its reasonable efforts to effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all of such Registrable Securities as are specified in the requests; provided, however, that the Company shall not be obligated to effect any such registration, qualification, or compliance, pursuant to this Section 2A if the Company has, within the eighteen (18) month period preceding the date of such request, already effected one (1) registration for the Holders requesting registration pursuant to this Section 2A. The Company undertakes that it will, once having qualified for registration on Form F-3, use its reasonable efforts to comply with all necessary filings and other requirements so as to maintain such qualification for a period of two (2) years or such earlier date as the Registrable Securities covered by such Registration Statement have been sold or may be sold without volume restrictions pursuant to Rule 144 promulgated under the Act.

      2A.2 If at any time or from time to time after the date of effectiveness of the Registration Statement, the Company notifies in writing the Principal Shareholders participating in the Form F-3 Registration pursuant to this Section 2A of the existence of a Potential Material Event ("Blackout Notice"), the registration of Registrable Securities on the Form F-3 shall be suspended from the time of the giving of notice with respect to a Potential Material Event until such Principal Shareholders receive written notice from the Company that such Potential Material Event either has been disclosed to the public or no longer constitutes a Potential Material Event; PROVIDED, HOWEVER, that the Company may not so suspend such registration for more than ninety (90) days in the aggregate during any 12-month period ("Blackout Period") during the periods the Form F-3 Registration Statement is required to be in effect.

      For purposes of this Section 2A, "Potential Material Event" means any of the following: (a) the possession by the Company of material information not ripe for disclosure in a Registration Statement, which shall be evidenced by a good faith determination by the Board of Directors of the Company that disclosure of such information in the Registration Statement would be detrimental to the business and affairs of the Company, or (b) any material engagement or activity by the Company which would, in the good faith determination of the Board of Directors of the Company, be adversely affected by disclosure in a Registration Statement at such time, which determination shall be accompanied by a good faith determination by the Board of Directors of the Company that the Registration Statement would be materially misleading absent the inclusion of such information.

      2A3. The Company shall not be obligated to effect, or to take any action to effect, any registration pursuant to this Section 2A: (i) within six (6) months after any other registration by the Company under the Act; or (ii) in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance.

3.    INCIDENTAL REGISTRATION

      (a) If (but without any obligation to do so) the Company proposes to register for its own account any of its capital stock or other securities under the Act in connection with the public offering of such securities solely for cash (other than a registration relating solely to the sale of securities to participants in a Company share option plan, a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities or a registration in which the only Ordinary Shares being registered is Ordinary Shares issuable upon conversion of debt securities that are also being registered or a transaction under Rule 145 of the Act), the Company shall, at such time, promptly give each Holder written notice of such registration. Upon the written request of each Holder given within twenty (20) days after mailing of such notice by the Company in accordance with Section 15.5 the Company shall, subject to the provisions of Section 8, use its reasonable efforts to cause to be registered under the Act all of the Registrable Securities that each such Holder has requested to be registered; PROVIDED, HOWEVER, that if, at any time after giving written notice of its intention to register any securities and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register or to delay registration of such securities, the Company shall give written notice of such determination and its reasons therefor to the Holders, and (i) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Securities in connection with such registration and (ii) in the case of a determination to delay registering, shall be permitted to delay registering any Registrable Securities, for the same period as the delay in registering such other securities.

      (b) Any registration by holders of Registrable Securities in a registration by the Company shall be in accordance with the Company's plan of distribution.

4.    OBLIGATIONS OF THE COMPANY

      Whenever required under this Agreement to use its reasonable efforts to effect as soon as practicable the registration of Registrable Securities, the Company shall:

      4.1 Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective, and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder (other than a registration statement filed pursuant to Section 2A of this Agreement), keep such registration statement effective for a period of up to one hundred twenty
(120) days or until the distribution contemplated in the Registration Statement has been completed; PROVIDED, HOWEVER, that in the case of any registration of Registrable Securities on Form F-3 that are intended to be offered on a continuous or delayed basis, such 120-day period shall be extended, if necessary, to keep the registration statement effective until all such Registrable Securities are sold but not longer than one hundred and eighty (180) days, provided that Rule 415, or any successor rule under the Act, permits an offering on a continuous or delayed basis, and provided further that applicable rules under the Act governing the obligation to file a post-effective amendment permit, in lieu of filing a post-effective amendment that (x) includes any prospectus required by Section 10(a)(3) of the Act or (y) reflects facts or events representing a material or fundamental change in the information set forth in the registration statement, the incorporation by reference of information required to be included in (x) and (y) above to be contained in periodic reports filed pursuant to Section 13 or 15(d) of the 1934 Act in the registration statement.

      4.2 Prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered by such registration statement.

      4.3 Furnish to the Holders such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Act, and such other documents as they may reasonably request to facilitate the disposition of Registrable Securities owned by them.

      4.4 Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders; PROVIDED THAT the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, except as may be required by the Act.

      4.5 In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such an agreement.

      4.6 Notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Act or the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

      4.7 Cause all such Registrable Securities registered hereunder to be listed on a securities exchange on which similar securities issued by the Company are then listed.

      4.8 Provide a transfer agent and registrar for all Registrable Securities registered pursuant hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration.

      4.9 Furnish, at the request of any Holder requesting registration of Registrable Securities pursuant to Section 2, on the date that such Registrable Securities are delivered to the underwriters for sale in connection with a registration pursuant to Section 2, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to the Holders requesting registration of Registrable Securities.

5.    FURNISH INFORMATION

      It shall be a condition precedent to the obligations of the Company to take any action pursuant to Sections 2, 2A and 3 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as shall be required to effect the registration of such Holder's Registrable Securities.

6.    EXPENSES OF DEMAND AND F-3 REGISTRATION

      All registration, filing and qualification fees, printers' and accounting fees and fees and disbursements of counsel for the Company and the underwriters, but excluding underwriting discounts and commissions, stock transfer taxes and fees, incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 2A shall be borne by the parties in the following manner: the first $50,000 of such expenses shall be borne by the Company, and all such expenses in excess of the first $50,000 shall be borne 50% by the Company, on the one hand, and 50% by the selling shareholders, on the other hand, proportionately among the selling shareholders in accordance with the number of Registrable Securities each selling shareholders elects to have registered. Underwriting discounts and commissions, and stock transfer taxes and fees shall be paid in their entirety by the selling shareholders.

7.    EXPENSES OF INCIDENTAL REGISTRATION

      The Company shall bear and pay all expenses incurred in connection with any registration, filing or qualification of Registrable Securities with respect to the registrations pursuant to Section 3 for each Holder, including (without limitation) all registration, filings and qualification fees, printers' and accounting fees and fees and disbursements of counsel for the Company, but excluding underwriting discounts and commissions with respect to Registrable Securities to be sold for the selling shareholders stock transfer taxes and fees.

8.    UNDERWRITING REQUIREMENTS

      If a registration statement for which the Company gives notice pursuant to
Section 3 is for an underwritten offering, then the Company shall so advise the Holders of Registrable Securities. In such event, the right of any Holder's Registrable Securities to be included in a registration pursuant to Section 3 shall be conditioned upon such Holder's participation in such underwriting and the inclusion of such Holder's Registrable Securities in the underwriting to the extent provided herein. All Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the managing underwriter or underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Agreement, if the managing underwriter(s) determine(s) in good faith that marketing factors require a limitation of the number of shares to be underwritten, then the managing underwriter(s) may exclude shares (including Registrable Securities) from the registration and the underwriting, and the number of shares that may be included in the registration and the underwriting shall be allocated FIRST, to the Company, and SECOND, to each of the Holders requesting inclusion of their Registrable Securities in such registration statement on a pro rata basis based upon the total number of Registrable Securities then held by each such Holder. If any Holder disapproves of the terms of any such underwriting, such Holder may elect to withdraw therefrom by written notice to the Company and the underwriter, delivered at least 20 business days prior to the effective date of the registration statement. Any Registrable Securities excluded or withdrawn from such underwriting shall be excluded and withdrawn from the registration.

9.    DELAY OF REGISTRATION

      No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Agreement.

10.   INDEMNIFICATION

      In the event any Registrable Securities are included in a registration statement under Agreement:

      10.1 To the extent permitted by law, the Company will indemnify and hold harmless each Holder, any underwriter (as defined in the Act) for such Holder and each person, if any, who controls such Holder or underwriter within the meaning of the Act or the 1934 Act, against any losses, claims, damages or liabilities (joint or several) to which they may become subject under the Act, the 1934 Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any of the following statements, omissions or violations (collectively a "VIOLATION"): (i) any untrue statement or alleged untrue statement of a material fact contained in such registration statement, including any preliminary prospectus or final prospectus contained therein or any amendments or supplements thereto, (ii) the omission or alleged omission to state therein a material fact required to be stated therein, or necessary to make the statements therein not misleading, or (iii) any violation or alleged violation by the Company of the Act, the 1934 Act, any state securities law or any rule or regulation promulgated under the Act, the 1934 Act or any state securities law; and the Company will reimburse each such Holder, underwriter or controlling person any legal or other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, damage, liability or action; PROVIDED, HOWEVER, that the indemnity agreement contained in this subsection 10.1 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Company (which consent shall not be unreasonably withheld), nor shall the Company be liable in any such case for any such loss, claim, damage, liability or action to which a Holder, underwriter or controlling person become subject to the extent that it arises out of or is based upon a Violation that occurs in reliance upon and in conformity with written information furnished for use in connection with such registration by any such Holder, underwriter or controlling person.

      10.2 To the extent permitted by law, each selling Holder will indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each person, if any, who controls the Company within the meaning of the Act, any underwriter, any other Holder selling securities in such registration statement and any controlling person of any such underwriter or other Holder, against any losses, claims, damages or liabilities (joint or several) to which any of the foregoing persons may become subject, under the Act, the 1934 Act or other federal or state law, insofar as such losses, claims, damages or liabilities (or actions in respect thereto) arise out of or are based upon any Violation, in each case to the extent (and only to the extent) that such Violation occurs in reliance upon and in conformity with written information furnished by such Holder for use in connection with such registration; and each such Holder will reimburse any person intended to be indemnified pursuant to this subsection 10.2 for any legal or other expenses reasonably incurred by such person, in connection with investigating or defending any such loss, claim, damage, liability or action; PROVIDED, HOWEVER, that the indemnity agreement contained in this subsection 10.2 shall not apply to amounts paid in settlement of any such loss, claim, damage, liability or action if such settlement is effected without the consent of the Holder, which consent shall not be unreasonably withheld; PROVIDED, FURTHER, that in no event shall any indemnity under this subsection 10.2 exceed the gross proceeds from the offering received by such Holder.

      10.3 Promptly after receipt by an indemnified party under this Section 10 of notice of the commencement of any action (including any governmental action), such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 10, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume the defense thereof with counsel mutually satisfactory to the parties; PROVIDED, HOWEVER, that all indemnified parties shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified parties by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such proceeding. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action, if prejudicial to its ability to defend such action, shall relieve such indemnifying party of any liability to the indemnified party under this Section 10, but the omission so to deliver written notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 10.

      10.4 If the indemnification provided for in this Section 10 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

      10.5 Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

      10.6 The obligations of the Company and Holders under this Section 10 shall survive the completion of any offering of Registrable Securities in a registration statement under this Agreement and otherwise.

11.   REPORTS UNDER THE 1934 ACT

      With a view to making available to the Holders the benefits of Rule 144 promulgated under the Act and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form F-3, the Company agrees to:

      11.1 make and keep public information available, as those terms are understood and defined in SEC Rule 144, at all times;

      11.2 file with the SEC in a timely manner all reports and other documents required of the Company under the Act and the 1934 Act; and

      11.3 furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the first registration statement filed by the Company), the Act and the 1934 Act (at any time after it has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form F-3 (at any time after it so qualifies), (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents filed under the 1934 Act by the Company, and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration or pursuant to such form.

12.   ASSIGNMENT OF REGISTRATION RIGHTS

      The rights to cause the Company to register Registrable Securities pursuant to this Agreement may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such securities provided: (a) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; (b) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement, including without limitation the provisions of Section 14 below; (c) the transfer involves a transfer of at least the lesser of (i) five percent (5%) of the share capital of the Company then outstanding, but not less than 500,000 Ordinary Shares of the Company and (ii) all shares of Registrable Securities held by such Holder; PROVIDED, HOWEVER, that transfers or assignments to affiliates of a Holder shall be without restriction as to the minimum number of shares to be transferred; and
(d) such assignment shall be effective only if immediately following such transfer the further disposition of such securities by the transferee or assignee is restricted under the Act.

13.   "MARKET STAND-OFF" AGREEMENT

      Each Principal Shareholder hereby agrees that, during the period of duration specified by the Company and an underwriter of Ordinary Shares or other securities of the Company, following the effective date of a registration statement of the Company filed under the Act, it shall not, to the extent requested by the Company and such underwriter, directly or indirectly sell, offer to sell, contract to sell (including, without limitation, any short sale), grant any option to purchase or otherwise transfer or dispose of (other than to donees who agree to be similarly bound) any securities of the Company during such period except Ordinary Shares included in such registration; PROVIDED, HOWEVER, that:

      13.1 all executive officers, directors and holders of at least 1% of the outstanding capital stock of the Company enter into similar agreements; and

      13.2 such market stand-off time period shall not exceed one hundred eighty (180) days.

      Each Principal Shareholder hereby agrees that it will enter into the underwriter's standard lock-up agreement containing restrictions similar to those set forth in this Section 13. In addition, in order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Registrable Securities of each Principal Shareholder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.

14.   TERMINATION OF REGISTRATION RIGHTS

      No Holder shall be entitled to exercise any right provided for in this Agreement after the earlier of:

      (a) November 24, 2010 (the "Expiration Date"); PROVIDED, HOWEVER, that if on or prior to such date the Principal Shareholders have not sold or otherwise transferred or disposed of at least 3,041,950 ordinary shares in the Company (which represent 50% of the ordinary shares held by them in the aggregate on the date of this Agreement), the Expiration Date shall be November 24, 2013, or

      (b) such time as all Registrable Securities held by such Holder can be sold in any three (3) month period without registration under SEC Rule 144.

15.   MISCELLANEOUS

      15.1 SUCCESSORS AND ASSIGNS. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any shares of Registrable Securities). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

      15.2 GOVERNING LAW. This Agreement shall be governed by and construed under the laws of the State of Israel as applied to agreements among Israeli residents entered into and to be performed entirely within Israel. Each of the parties hereto irrevocably consents to the sole and exclusive jurisdiction and venue of any court within Tel Aviv - Jaffa, State of Israel, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Israel for such persons and waives and covenants not to assert or plead any objection that they might otherwise have to such jurisdiction, venue and such process.

      15.3 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

      15.4 TITLES AND SUBTITLES. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

      15.5 NOTICES. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next business day;
(iii) two days after being sent by registered or certified mail, return receipt requested, postage prepaid; or (iv) one day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written verification of receipt. All communications shall be sent to the address as set forth on the signature page hereof or at such other address as such party may designate by ten days advance written notice to the other parties hereto.

      15.6 EXPENSES. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

      15.7 AMENDMENTS AND WAIVERS. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the holders of at least a majority of the Registrable Securities then outstanding. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any Registrable Securities then outstanding, each future holder of all such Registrable Securities and the Company.

      15.8 SEVERABILITY. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

      15.9 AGGREGATION OF STOCK. All shares of Registrable Securities held or acquired by affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

      15.10 ENTIRE AGREEMENT. This Agreement constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                   TEFRON PIPE

IN WITNESS WHEREOF, the parties have executed this Principal Shareholders' Rights Agreement as of the date first above written.

COMPANY:

TEFRON LTD.

By:   ___________________

Name: YOSEF SHIRAN
Title:CEO

By:   ___________________

      Name:
      Title:


SHAREHOLDERS:

MACPELL INDUSTRIES LTD.                         Address for Notices:

By:   ___________________                  28 Chida St. Bnei-Brak 51371,

Name:                                   Israel
Title:
                                        ------------------------------------

By:   ___________________                    Fax:  3 - 618 98 68

      Name:
      Title:


ARWOL HOLDINGS LTD.                             Address for Notices:

By:   ___________________


------------------------------
Name:
Title:

      -----------------------

By:   _____________________                        Fax:


-----------------------------
      Name:
      Title:

                                   TEFRON PIPE

                           [Signature page continued]

Norfet, Limited Partnership                     Address for Notices:

By:      N.D.M.S Ltd.                           c/o FIMI 2001 Ltd.
By:   ___________________                       37 Petach Tikva Road
Name: Ishay Davidi                              Tel-Aviv
Title: Director                                 Fax: 035652245


                                       15